Exhibit 5.1

March 25, 2021

Jefferies Financial Group Inc.

520 Madison Avenue

New York, New York 10022

Re:	Jefferies Financial Group Inc.: Shares Issuable Under the Equity Compensation Plan

Ladies and Gentlemen:

I am the General Counsel of Jefferies Financial Group Inc. (“Jefferies” or the “Company”) and, in that capacity, have assisted in the preparation of Post-Effective Amendment No. 1 (the “Amended Registration Statement”) to the Registration Statement on Form S-8 (Registration No. 333-185318) filed by Jefferies with the Securities and Exchange Commission (the “Commission”) and effective on March 1, 2013 (the “Original Registration Statement”) pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder.

The Original Registration Statement registered the sale of 64,364,485 Common Shares, par value $1.00 per share, of the Company, which due to subsequent adjustments has become 66,065,580 registered Common Shares (the “Common Shares”).

In the Amended Registration Statement, Jefferies is adding to the plan of distribution under Original Registration Statement the Jefferies Financial Group Inc. Equity Compensation Plan (the “ECP”), which became effective March 25, 2021. The ECP authorizes grants of equity awards that may result in the delivery of 12,000,000 Common Shares, reduced by the number of shares delivered under equity awards granted between January 28, 2021 and March 25, 2021 under other Jefferies equity compensation plans and increased by certain shares not ultimately delivered under equity awards outstanding at March 25, 2021 under the Jefferies Financial Group Inc. 2003 Incentive Compensation Plan, as amended as of May 23, 2018 (the aggregate of Common Shares authorized for delivery under the ECP, as may be adjusted as provided in the ECP, the “Shares”).

I have examined copies of the Company’s Restated Certificate of Incorporation, Amended and Restated By-laws, resolutions adopted by the Company’s Board of Directors, the Compensation Committee Charter, resolutions of Jefferies’ shareholders adopted at the Company’s 2021 Annual Meeting of Shareholders, the ECP, forms of award agreement for use under the ECP and such other documents as I have deemed relevant, and have made such inquiries as I have deemed appropriate. In my examination, I have assumed the genuineness of all signatures, the authenticity of all items submitted to me as originals, and the conformity with originals of all items submitted to me as copies.

Jefferies Financial Group Inc.

March 25, 2021

Based upon the foregoing, it is my opinion that the Shares that may be originally issued pursuant to the ECP, when issued and delivered in accordance with existing applicable terms of the ECP and agreements evidencing or governing ECP awards, the resolutions of the Jefferies Board of Directors establishing the ECP, and authorizations of awards under the ECP by the Board of Directors or the Compensation Committee of the Board of Directors (understanding that those authorizations after the date hereof must be consistent with the resolutions establishing ECP and, where applicable, the Charter of the Compensation Committee), will be legally issued, fully paid and non-assessable Common Shares of Jefferies.

As of March 25, 2021, I owned 69,657 Common Shares.

I hereby consent to the use of this opinion as Exhibit 5 to the Amended Registration Statement. In giving such consent, I do not thereby admit that I am acting within the category of persons whose consent is required under Section 7 of the Act or the rules or regulations of the Commission thereunder.

Sincerely,

/S/ MICHAEL J. SHARP
Michael J. Sharp Executive Vice President and General Counsel, Jefferies Financial Group Inc.